Exhibit (a)(9)

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

EVEREST REIT INVESTORS I, LLC

199 S. Los Robles Avenue, Suite 200

Pasadena, CA  91101

CONTACT:Chris Davis or Stacey McClain

(626) 585-5920

FOR IMMEDIATE RELEASE

PASADENA, CALIFORNIA, July 26, 2017 – Everest REIT Investors I, LLC today announced that it has extended the expiration date of its outstanding tender offer for shares of common stock in Behringer Harvard Opportunity REIT II, Inc.  The expiration date for the tender offer has been extended to 5:00 p.m., Pacific Time, on August 17, 2017.  The offer was previously scheduled to expire at 5:00 p.m., Pacific Time, on July 26, 2017.  Based on the information provided by tendering shareholders, approximately 151,264 shares have been tendered to date.